Exhibit 99.1

PART B – DIRECTORS REPORT

1.	Summary of Description of the Company and its Environment

1.1.	Scailex Corporation (“the Company”) was incorporated in November 2, 1971 under the laws of the State of Israel, under the name Sci-tex Corporation Ltd. in January 1981 the Company changed its name to Scitex Corporation Ltd. In December 2005 the Company changed its name in December 2005 to its current name, Scailex Corporation Ltd.

1.2.	The company is a public company whose shares have been listed on the TASE since 2001. Since 1980, and up until October 23, 2006, the Company’s shares were also listed for trade on the Nasdaq Global Market (“Nasdaq”). On October 23, 2006, the Company’s shares were de-listed from the Nasdaq because the Company was defined by Nasdaq as a “Public Shell” (lacking any business operations). As at the date of this report, the Company’s shares are traded on the stock exchange and the OTC Bulletin Board (“OTC”) in the US.

1.3.	Until the date of delisting from trading on the Nasdaq, the Company filed reports pursuant to Section E3 of the Securities Law-1968 (“the Law”). Pursuant to the position of the Securities Authority (“the Authority”), the Company, immediately upon the delisting of its shares from trading on the Nasdaq, began to file its reports in Israel pursuant to the provisions of Section F of the Law, applicable to corporations filing in Israel. Since the Company remains registered with the United States Securities and Exchange Commission (“SEC”), the Company continues to file reports with the SEC pursuant to the provisions of US securities laws, in the same format it used in the past to file its reports.

1.4.	In July 2006, the Company primary shareholders (CII-24.85% and DIC-24.54%) sold all their holdings to Israeli Petrochemical Enterprises Ltd. (‘IPE”).

1.5.	Between 2004 and 2006, the Company sold all its assets and operations in the field of digital printing (see additional details in Note 1b to the financial statements). As at December 31, 2006, the major portion of the Company’s assets comprises cash and cash equivalents, available-for-sale securities and securities held to maturity.

1.6.	In February 20, 2007 the company acquired, via Petroleum Capital Holdings Ltd. (“PCH”), a subsidiary of which the company holds 80.1%, 184 million shares of Oil Refinery Ltd. (“ORL”) which was 9.2% of the outstanding shares of ORL for a consideration of 3.3 NIS per share.

Following this acquisition the Company acquired later on in February and in March further of 48.26 million shares of ORL in Tel-Aviv stock exchange. PCH paid averagely 2.96 NIS per share that summed to NIS 142.8 million. As of March 19, 2007 the company holds 11.61% of ORL share capital. For details of the acquisition of ORL shares and its implications, see section 2.2 in Part A of this report. The company considers its holdings in ORL shares as financial assets available for sale, pending receipt of required regulatory approvals – see section 2.2.4 in Part A of this report.

2.	Results of Operations

2.1.	Following the Company’s transition to filing under the provisions of Section F of the Law, the Company presents, for the first time, a report for 2006, attached hereto, drafted pursuant to the provisions of the Security Regulations and pursuant to international financial reporting standards (“IFRS”). The transition to IFRS was effected on the basis of the Company’s statements prepared under US GAAP, and the transition date was January 1, 2005. The transition was effected pursuant to IFRS1 and Accounting Standard no. 29 “Adoption of International Finance Reporting Standards (IFRS)” which permits the early adoption of IFRS (see Note 2 a(1) to the financial statements for an explanation on the basis on which the financial statements were drafted and the manner in which IFRS were initially adopted).

2.2.	The Company’s currency of operations is the dollar, and its statements are presented in new Israeli shekels, pursuant to the provisions of Securities Regulations (see Note 2c to the financial statements regarding translation and presentation in shekels).

2.3.	In the past, the Company, either itself or through its consolidated companies (hereinafter – “the Group”), operated in three business segments that were sold in the last three years. Pursuant to International Financial Reporting Standard no. 5 “Long term assets held for sale and discontinued operations,” the assets and liabilities of the said three segments were classified separately in the summary of consolidated balance sheets, and the results of these operations and their related cash flows were classified separately in the statements of operations and statements of cash flows (including comparison figures) and attributed to discontinued operations (see note 1b in the financial report for more details on these discontinued operations).

2.4.	Income from continuing operations

2.4.1.	The majority of company incomes in 2006 are finance incomes due to the company’s cash balance invested in overnight deposits and bonds traded in the USA. Total net finance incomes amounted to NIS 61.8 million compared to about NIS 19.9 million in 2005. The significant increase is mostly due to the sharp increase in the company’s cash balance arising from sale of operations of Scailex Vision (Tel Aviv) Ltd. (“Vision”) to Hewlett-Packard Corp. (“HP”). (See note 1b(2) to financial statements) and due to increase in dollar interest rates.

2.4.2.	Other income for the company in 2006 amounted to NIS 17.2 million and were mostly due to dividend received from RTI of NIS 12.6 million, which led to a income of NIS 8.7 million being recorded, as well as a gain from sale of XMPIE shares in return for NIS 5.5 million, fully recorded as income. in 2005 the other income amounted to NIS 4.5 million received from Dor Venture Capital (“Dor”), for which the company recognized a income of NIS 3.7 million.

2.5.	Expenses related to continued operations

2.5.1.	The Company’s major expenses are general and administrative expenses stemming mainly from expenses in respect of the Company’s financial management, payment to various consultants pursuant to various regulatory requirements which the Company is obligated to meet as a public company in Israel and in the US, and in respect of the ongoing management and handling of the companies that remain in the Company’s ownership after the sale of their assets and operations. In 2006 these expenses amounted to NIS 12.7 million, compared to NIS 13.5 million in 2005. This 6% decline, mainly stemming from reduction in salary expenses as mainly derived from the former CEO resigning after the Company control owner had changed.

2.5.2.	Additional expenses of the Company are financing expenses which stem mainly from a loss accrued to the Company in respect of its holding of traded bonds, due to a continued rise in monetary interest rates (FED rates) in the US.

2.5.3.	Additionally, NIS 2.8 million of expenses arising from write-off of investment in Dor following the company’s decision to discontinue its investments in this fund.

2.6.	The Company’s share in the income (loss) of its affiliates

In 2006 there were no affiliates for the Company to present on an equity basis, compared to the year 2005 in which the Company attributed a income of approximately NIS 13.7 million in 2005 to the sale of Object Geometries Ltd, presented on an equity basis.

2.7.	Taxes on Income

The Company’s tax expenses amounted to approximately NIS 6.7 million in 2006, stemming mainly from the write of a tax asset of a foreign subsidiary that entered into liquidation process in July 2006; in contrast to tax benefit in the amount of NIS 1.2 million in 2005, which was mostly due to creation of a tax asset for utilization of carry forward losses of a foreign subsidiary.

2.8.	Net income for the period from continuing operations

Net income from continuing operations for the period amounted to NIS 55.8 million in 2006, compared to NIS 24.1 million in 2005. The increase in income was mostly due to increase in finance income and to increase in other income, as set forth above.

2.9.	Income from discontinued operations

2.9.1.	In 2006 this amounted to NIS 59.0 million and was due to: (1) price adjustment to proceeds from sale of Vision assets and operations, amounting to approximately NIS 17 million (net of tax); (2) proceeds of NIS 3 million released from the trust not recognized as income as of the Vision transaction date; (3) income from reduced tax expense on the Vision transaction amounting to NIS 20 million. (4) Income from linkage and interest differentials amounting to NIS 21 million received at SDP from US tax authorities for tax returns for which the income was recognized in 2005. (5) Income of NIS 13 million from reduced tax expense for discontinued operations in previous years. These incomes were offset by Jemtex operational losses amounting to NIS 16 million until the date it was sold and its operations were discontinued. The Income from discontinued operations in 2005 amounted to NIS 497.9 million and was mostly due to: (1) Income from sale of Vision assets to HP amounting to NIS 427 million, as well as (2) Vision’s net income through the sale date amounting to NIS 49 million. (3) Income of NIS 36 million from tax returns for previous years at SDP. These incomes were offset by Jemtex’s net loss of NIS 26 million.

2.10.	Net Income

In 2006 this amounted to NIS 114.8 million, compared to a income of NIS 522 million in 2005. The decrease is mostly due to decrease in income from discontinued operations, as set forth above.

2.11.	Results of fourth quarter, ended December 31, 2006

2.11.1.	The net income from continuing operations in Q4 of 2006 amounted to NIS 15.8 million, compared to NIS 4.5 million in Q4 of 2005. The increase was mostly due to an increase of NIS 10.7 million in company finance incomes, as well as to a proceeds from sale of XMPIE shares in return for NIS 5.5 million, which was all recorded as income.

2.11.2.	Income from discontinued operations in Q4 of 2006 amounted to NIS 32.1 million, and was mostly due to incomes arising from decrease in tax expenses associated with discontinued operations. The income from discontinued operations in Q4 of 2005 amounted to NIS 475.7 million, and was primarily due to income from sale of Vision operations in return for NIS 427 million.

3.	Financial condition

3.1.	The company’s assets and liabilities include the assets and liabilities of companies whose operations were discontinued through the date of sale of said operations or sale of the company itself. From the sale date onwards, the assets and liabilities of said operations were classified as discontinued operations.

3.2.	Total Balance Sheet

As of the financial statement date, the balance amounted to NIS 1,352.6 million, compared to NIS 1,624.2 million as of the end of 2005. The decrease is due to dividend distributed by Vision to its shareholders amounting to NIS 633.7 million, of which the company received NIS 474 million, due to an 8% decline in the dollar exchange rate which eroded the company’s assets, and due to reduction of the discontinued operations liabilities in amount of approximately NIS 115 million.

3.3.	Current Assets

As at the date of the financial statements, current assets amounted to NIS 1,253.3 million, compared to NIS 1,460.3 million as at the end of 2005. The decrease stemmed from a distribution of a dividend by SV to its shareholders, the devaluation of the exchange rate of the US dollar as mentioned above, and from a reduction of discontinued operations liabilities as set forth above.

3.4.	Investments and long term receivables

3.4.1.	The long-term investments and accounts payable balance amounted, at the end of 2006, to NIS 99.2 million, compared to NIS 163.9 million as of the end of 2005. The decline was mainly from categorization of investments held to maturity and securities available for sale from long-term to short-term, and from receiving a dividend from RTI in amount of approximately NIS 12 million.

3.4.2.	As of December 31 2006, the Company has no balance of intangible assets, and the balance of its fixed assets is negligible.

3.5.	Current Liabilities

3.5.1.	As of December 31, 2006 the company’s current liabilities, on a consolidated basis, amounted to NIS 95.1 million and were mostly due to liabilities and provisions for payments for tax expenses and expenses for discontinued operations, compared to an amount of NIS 230 million as of the end of 2005. The decline was due to liabilities reduction of Vision after its operations sale.

3.5.2.	Long term liabilities as of December 31, 2006 amounted to NIS 0.4 million and were due to severance pay amount. The decrease from an amount of NIS 8.5 million as of the end of 2005 was mostly due to decline in severance pay arising from sale of Jemtex and discontinuation of its operations, as well as from re-categorization from long-term to short-term of a remaining loan at Vision, presented under short-term discontinued operations for 2006, whereas it was presented under long-term discontinued operations for 2005.

3.6.	Shareholders Equity

3.6.1.	Total equity as of September 30, 2006 amounted to NIS 1,257.1 million, compared to NIS 1,385.7 million as of the end of 2005. The decline was mostly due to the dividend paid to Vision’s minority and from the erosion in exchange rate of the dollar, which is the company’s operating currency, vs. the presentation currency which is the NIS, amounting to NIS 113 million. The decline in equity is contingent upon the amount of net income for the company in 2006.

4.	Liquidity and financial sources

4.1.	Cash Flow from operations

The positive cash flow from current operations in 2006 amounted to NIS 252.6 million, stemming mainly from a tax refund from SDC in respect of previous, due to an adjustment of the consideration received from the Vision transactions, and a reduction inn the allocation of cash for discontinued operations due to the partial discharge of liabilities that remained outstanding in Vision’s discontinued operations after the sale thereof.

The negative cash flow from current operations of NIS 79.7 million in 2005 was mostly due to cash allocation for discontinued operations, offset by a positive cash flow from current operations of Vision up to the date of sale of its assets, and a positive cash flow from operations of the company itself.

4.2.	Cash flow from investment operations

The positive cash flow from investment operations for 2006 in the amount of NIS 41.1 million stemmed mainly from receipt of the escrow amount deposit in trust, after saling SDP, and receipt of a dividend stemming from the sale of the operations of RTI. The positive cash flow in the amount of NIS 810.6 million from investment operations in 2005, stemmed mainly as a result of the sale of Vision’s operations to HP.

4.3.	Cash flow from financing operations

4.3.1.	The negative cash flow from financing operations for 2006 in the amount of NIS 159.8 million, stemmed mostly from distribution of a dividend by Vision to its shareholders in February 2006. The negative cash flow in the amount of NIS 200.2 million from financing operations in 2005 stemmed mainly from amounted to NIS 200.2 million was mostly due to repayment of bank loans by Vision, primarily after receipt of proceeds from sale of operations to HP.

4.3.2.	The company has a large cash balance and has no bank liabilities at all. The company has one outstanding loan at Vision, amounting to NIS 5.1 million as of December 31, 2006 to be repaid in December 2007, which is listed under short term liabilities from discontinued operations.

The cash, cash equivalents and negotiable securities investment balance as of December 31, 2006 was NIS 1,285.1 million (of which NIS 53.6 million listed under current assets from discontinued operations) compared to a balance of NIS 1,446.9 million as of December 31, 2005 (of which NIS 248 million listed under current assets from discontinued operations). The above balances exclude an amount of $23 million which is held in escrow under terms of the sale of Vision to HP.

4.3.3.	In 2006 the Company didn’t issue any share and no options were exercised to the Company shares. Post balance sheet, in February 2007 two senior position’s workers exercised 112,000 options to the Company ordinary shares in an exercise price of $3.7 (approximately NIS 15.5). right after the exercising to the Company ordinary shares, 112,000 shares were sold to IPE for a price of NIS 38.29.

5.	Qualitative report on the exposure to market risks and their management

5.1.	The person responsible for management of market risk for the company

The person responsible for management of market risk for the company is Mr. Shachar Rachim – company CFO.

Market risk to which the company is exposed

Since most of the company’s assets are cash and cash equivalents invested mostly in overnight dollar-denominated deposits with US banks and in US government bonds and highly-rated corporate bonds, the major risk for the company is due to decline in value of such assets, which is mostly dependent on the US monetary interest rate. Consequently, changes to the US monetary interest rate (FED interest rate) and/or the value of bonds held by the company would impact the company’s business results.

The Company main activities is in the US dollar currency, however the financial reports presented in NIS currency as required by the Israeli Security law. Hence, the Company is exposed in its reports to the US dollar-NIS fluctuation rates, which presented in the reports as currency translation amount in the shareholders equity. The Company is analyzing this exposure in related to the new ORL share purchasing, and in connection to the regulatory restrictions that derived from the Investment Act 1940.

5.2.	Company policy on market risk management

As of the report date, most of the company’s assets are cash and cash equivalents invested in dollar-denominated deposits and negotiable, dollar-denominated bonds. In general, the company does not acquire protection for its investments, mostly due to legal restrictions on purchasing of various derivatives rising from the SEC’s 1940 Investment Act regulations.

The persons responsible of risk management in the company uses an external consultant from a reputable investment firm to control exposure with regard to negotiable bonds of the company. The person in charge of risk management reports to and consults the company’s Financial Investment Committee, composed of board members, which convened quarterly or upon any external event requiring an immediate decision in response to a situation requiting a decision to be made.

5.3.	Supervision of market risk management policy and its implementation

The company routinely reviews the return on its dollar-denominated deposits and fluctuations in the US monetary interest, which directly impacts the price of negotiable bonds it holds. To this end the company used a consulting company specializing in this field. Company investments are managed and controlled according to the guidance of the Investment Committee, comprised of board members, which convenes at least 4 times a year to set the investment strategy and policy on this matter, together with management.

5.4.	The following table summarizes the Company’s linkage bases as at December 31, 2006 (in NIS thousands):

	December 31, 2006
	In or linked to USD	In or linked to other currencies	Linked to CPI	Unlinked	Non-monetary assets	Total
	NIS thousands

Cash and cash equivalent	979,037			279		979,316
Financial assets available
for sale and investments
held until maturity	155,108					155,108
Other accounts receivable			790	317	1,906	3,013
Current assets in respect of
discontinued operations	107,083	8,661		165		115,909
Financial assets available for sale and investments held until maturity	98,810					98,810
Provision for severance pay				376		376
Fixed assets					51	51

Total assets	1,340,038	8,661	790	1,137	1,957	1,352,583

Trade accounts payable	30			295		325
Other accounts payable	938			3,237		4,175
Taxes payable
Current liabilities in respect of discontinued operations			4,457			4,457
Non-current liabilities:	19,484	101	66,466	63		86,114
Liabilities in respect of termination of employment				435		435
Current and long-term liabilities in respect of discontinued operations

Total liabilities	20,452	101	70,923	4,030	--	95,506

Total net balance sheet	1,319,586	8,560	(70,133)	(2,893)	1,957	1,257,077

The following table summarizes the Company’s linkage bases as at December 31, 2005 (in NIS thousands):

	December 31, 2005
	In or linked to USD	In or linked to other currencies	Linked to CPI	Unlinked	Non-monetary assets	Total
	NIS thousands

Cash and cash equivalent	921,208	465		543		922,216
Escrow deposit	23,774					23,774
Financial assets available for sale and investments held until maturity	139,954					139,954
Other accounts receivable	1,833			852		2,685
Current assets in respect of discontinued operations	364,138	5,482		2,090		371,710
Financial assets available
for sale and investments
held until maturity	152,046					152,046
Liabilities in respect of termination of employment				2,992		2,992
Deferred taxes	5,800					5,800
Pre-paid expenses					69	69
Fixed assets and intangible
assets, net					2,950	2,950

Total assets	1,608,753	5,947	-,-	6,477	3,019	1,624,196

Trade accounts payable	180			1,334		1,514
Other accounts payable	3,494			3,443		6,937
Taxes payable			184			184
Current liabilities in respect of discontinued operations	49,275		168,569	5,496		221,340
Liabilities in respect of
termination of employment				2,987		2,987
Current and long-term liabilities in respect of discontinued operations	5,487					5,487

Total liabilities	58,436	-,-	168,753	11,260	-,-	238,449

Total net balance sheet	1,550,317	5,947	(168,753)	(4,783)	3,019	1,385,747

5.5.	Sensitivity tests

The Company made three sensitivity tests related to changes in the fair value of the financial instruments to the balance sheet date.

The fair value of the financial instruments set up as follow:

1. the fair value of the US bonds stated according to the burse prices to the balance sheet date.

2. the fair value of the short term financial assets that are not linked to the CPI stated according to their nominal value in NIS or according to the currency exchange rate to the balance sheet date that the asset is related to.

3. The fair value of financial instruments that are linked to the CPI stated according to the known CPI to the balance sheet date.

The three sensitivity tests that we have made were related to the following market changes:

1. Exchange rate – changes in the foreign currency rates on the assets/liabilities that Nominated in foreign currency.

2. Interest – changes in the US dollar interest and their influence on the US bonds fair value.

3. CPI – changes of the assets/liabilities linked to the CPI that can occur due to increase/decrease of CPI.

	Fair Value

Changes in foreign exchange rate	10%	5%	1$=4.225 NIS	(5)%	(10)%

Current assets
Cash and Cash equivalents	97,904	48,952	979,037	(48,952)	(97,904)
Available-for-sale assets	15,353	7,677	153,533	(7,677)	(15,353)
Current asssets from discontinued operations	10,708	5,354	107,083	(5,354)	(10,708)
Non current assets
Avaialble-for-sale and Held-to-maturity long-term	9,674	4,837	96,739	(4,837)	(9,674)

Total assets	133,639	66,820	1,336,393	(66,820)	(133,639)

Current liabilities
Payables	3	2	30	(2)	(3)
Other payables	94	47	938	(47)	(94)
Cureent liabilities from discontinued operations	1,948	974	19,484	(974)	(1,948)

Total liabilities	2,045	1,023	20,452	(1,023)	(2,045)

Total Balance	131,594	65,797	1,315,942	(65,797)	(131,594)

Changes in US dollar's interest rate	10%	5%	Fair Value	(5)%	(10)%
Current assets
Available-for-sale and held-to-maturity assets	(448)	(220)	153,533	221	443
Non current assets
Avaialble-for-sale and Held-to-maturity long-term	(900)	(443)	96,739	445	894

Total assets	(1,348)	(663)	250,273	667	1,337

Current liabilities

Total liabilities	0	0	0	0	0

Total Balance	(1,348)	(663)	250,273	667	1,337

Changes in the CPI	Increase of 0.2%	Increase of 0.1%	Fair Value	Decrease of 0.1%	Decrease of 0.2%
Current assets
Other receivable	2	1	790	(1)	(2)
Non current assets

Total assets	2	1	790	(1)	(2)

Current liabilities
Tax payables	9	4	4,457	(4)	(9)
Cureent liabilities from discontinued operations	133	66	66,466	(66)	(133)

Total liabilities	142	71	70,923	(71)	(142)

Total Balance	(140)	(70)	(70,133)	70	140

5.6.	Hedging transactions status

To the financial statement date, the company was have any hedging transactions.

6.	Critical accounting estimates

6.1.	The Company naturally uses estimates and assumptions regarding the future which are rarely identical to actual results. The estimates and assumptions that reflect the highest exposure to material changes in the amount of its assets and liabilities in the subsequent financial year are presented below.

6.2.	Taxes on income and deferred taxes

6.2.1.	The group is a tax-payer in a large number of jurisdictions and therefore the group’s management is required to operate significant judgment in determining the total provision in respect of taxes on income. The group has many transactions for which the determination of the final tax liabilities is uncertain. The group records provisions in its books based on its assessment regarding the potential reasonable additional tax payments in respect of said transactions. When the final tax liability determined by the tax authorities differs from the tax liability recorded in the Company’s books in previous period, the difference is charged to the statement of income in the period in which the final assessment was made by the tax authorities. Furthermore, the group records deferred tax assets and liabilities on the basis of the differences between the book amounts and the amounts of assets and liabilities for tax purposes.

6.2.2.	The group regularly examines the recoverability of its deferred tax assets on the basis of historical taxable income, projected taxable income, anticipated timing of temporary differences, and the implementation of a tax planning strategy.

6.2.3.	If the Company is unable to generate taxable income in a sufficient amount, or in the event of a material change in effective tax rates in the period during which the temporary differences become taxable or deductible, the group may be required to write off part of the deferred tax asset or increase its liability in respect of deferred taxes, which may increase its effective tax rate and adversely affect the results of its operations.

6.3.	Severance Pay

The present value of the liabilities for severance pay depends on several factors that are determined on an actuarial basis pursuant to various assumptions. The assumptions used in calculating net costs (income) in respect of severance pay include the long-term rate of return on the severance fund and the capitalization rate. Changes in these assumptions will affect the book value of the assets and liabilities in respect of severance pay.

The assumption of the projected return on the severance pay fund is determined in a uniform manner, pursuant to long term historical rates. The Company determined the required rate of capitalization at the end of each year. This rate of capitalization will be used to estimate the present value of the future cash flows that will be required to cover the liability for severance pay. The blue-chip corporate bond market is not sufficiently liquid to be used in determining capitalization rates. Therefore, in determining the required capitalization rate, the group bases its determinations on interest rates applicable to government bonds stated in the currency in which severance benefits are to be paid, and whose period until maturity is similar to the period of said liability. Other key assumptions concerning pension liabilities, such as future salary increases, are based on inflation rates of existing salary levels.

6.4.	Provision for contingencies

The provisions for liabilities pending the outcome of legal complaints are recorded in the books based on the judgment of the group’s management regarding the probability of the need to divert cash flows to discharge said liabilities, and on the basis of an estimate determined by the management in respect of the present value of the projected cash flows required to discharge existing obligations.

7.	Policy of charitable donations

In its annual budget, the Company allocates an amount designated for charitable donations that is distributed in the course of the year to needy organizations. In 2006 the charitable donation budget amounted to NIS 422 thousand. Actual charitable donations made amounted to NIS 322 thousand.

8.	Directors who have accounting and finance expertise

Under Company Regulations (Requirements and tests for directors with accounting and financial skills and for directors with professional skills), 2005 the company board of directors decided that, in consideration of the scope of company operations, its operating area and the absence of any special complexity in its operations, the appropriate minimum number of directors having accounting and financial skills would be two directors.

The board of directors estimated that a director with accounting and financial skills is a director having academic education in an economic/accounting discipline as well as business management experience in an economic and/or financial area which proves his knowledge and understanding in accounting and financial matters relevant to company operations.

Below is the list of directors the company regards as having accounting and financial expertise, with description of their education and experience (for details of education and experience of these directors, see Part D, section 26)

Eran Schwartz, Arie Zeif, Shalom Zinger, Mordechai Peled, Dr. Arie Ovadia and Dror Barzilay.

9.	Auditor fees and work hours

Auditor fees (NIS Thousands)	Audit	Tax	Consultancy	Working Hours

2006	893.5	588.4	103.9	4,536
2005	2,492.3	1,052.5	185.2	6,970

10.	Dicslosure with regard to internal auditor

In 2006, Mr. Yosi Genosar terminated his employment as the company’s internal auditor on behalf of an external company. The termination was due to personal reasons of Mr. Genosar’s. Mr. Yosi Genosar left his position in the course an internal audit of cash management at the company. Following Mr. Yosi Genosar’s resignation, Mr. Moshe Cohen, CPA, partner in the CPA firm of Chaikin, Cohen, Rubin and Gilboa, was appointed on November 20, 2006 by the Audit Committee and the Board of Directors, after several candidates had been reviewed by the CEO and the Audit Committee Chairman, and Mr. Moshe Cohen was found to have extensive experience in internal audits and appeared to be the most suitable candidate for the position. Pursuant to recommendation of the Audit Committee, Mr. Moshe Cohen decided to conduct an internal audit of cash management at the company and its subsidiary, which is managed by the company and most of its assets are also in cash, due to the material impact of the cash issue on the company.

No risk assessment review was conducted prior to commencement of the internal audit on cash management, due to the Company structure and its nature.

The internal auditor is not an employee of the company, and renders internal audit services as an external entity.

The scope of work for the internal auditor in 2006, starting on the start date of his term, is 120 hours, according to the work plan. He is compensated by actual hours worked.

The internal auditor has completed the internal audit and submitted his report of his findings in writing to the Audit Committee meeting held on March 20, 2006; the Audit Committee than discussed the report and decided to have it approved in a board meeting held to approve the financial statements as of the end of 2006 on the same date.

The internal auditor conducts the audit according to generally accepted professional standards in Israel and overseas, and as per Section 4(b) of the Internal Audit Law, 1992. The supervisor for the organization of the internal auditor is Mr. Yahel Shachar.

The company board of directors estimates that the scope, nature and continued operation and work plan of the internal auditor are reasonable under the circumstances, and serve to achieve the objectives of internal audit at the company.

The internal auditor has free access, as set forth in Section 9 of the Internal Audit Law, 1992 including constant, direct access to company information systems, including its financial data.

Note that activity of the internal auditor is not subject to any restrictions, and includes constant, direct free access to company information systems and financial data.

The internal auditor is not working in the Company in any other position as set in clause 146(b) to the Company law, and to clause 8 in the internal auditing law.

11.	Colleagues survey

The Company gave an authorization to disclose data that will be required from the Company in connection to a sampling that colleagues survey that initiate by the Institute of certified accountant in Israel, under conditions that it will implement under a confidentiality and the Company will got the assurance that there are no interests opposition of the surveyors.

12.	Subsequent events

12.1.	On January 4, 2007, Jemtex entered (see note 1b(3)) into an investment agreement with a third party investor, and consequently an amount of approximately $1 million (and interest) was paid to the Company as a repayment of the loans. After this payment the remain loans were forfeited according to Jemtex control sale agreement. Furthermore, the investment agreement also provided, inter alia, the following terms of the sales agreement that was signed with the management of Jemtex: the Company waived the vast majority of its veto rights granted under the Articles of Association of Jemtex, and the Company’s rights to receive information were restricted; it was agreed the protection afforded to the Company to reserve its 15% holding in the company’s equity on the basis of full dilution would remain in effect until August 2009 and thereafter the Company would retain in part its right to receive at least USD 3 million of the assets earmarked for distribution pursuant to terms determined in the agreement. The Company received an option to invest USD 3 million in Jemtex based on a corporate value (before the money) of USD 20 million, and it was also agreed that this option would remain in effect until and including August 3, 2009.

12.2.	Acquisition of ORL

On January 8, 2007 the company established (holding 80.1% thereof) in conjunction with a foreign company (holding 19.9% thereof) a subsidiary named Petroleum Capital Holdings Ltd (hereinafter: “PCH”), held by the companies in shares of 80.1% and 19.9%, respectively, in order to acquire thereby shares of Oil Refineries Ltd (hereinafter: “ORL”) as part of the share offering by the State of Israel.

On February 18, 2007 the company and PCH (hereinafter: “Skylex Group”) signed a binding Memorandum of Understanding with Israel Corp. (hereinafter: “IC”). Under this MOU, PCH and IC would submit joint offers in the share offering under a prospectus published by the State to sell 56% of ORL shares (44% were sold a few days earlier to institutional investors). On February 20, 2007 the company received notification that the requests of PCH together with IC were answered, granting them holding of 920 million ORL shares, which are 46% of ORL share capital. Under the MOU, PCH held, subsequent to the share offering, 184 million ORL ordinary shares, which are 9.2% of ORL’s issues share capital, and Israel Corp. held at the time 736 million shares, or 36.8% of ORL’s issues share capital. The shares purchased as part of the share offering reflected a company capitalization of NIS 6.6 billion, and a per share price of NIS 3.30.

On February and March 2007 PCH and IC acquired a further 107.24 million ORL shares on the Tel Aviv Stock Exchange. In return for the shares acquired, PCH paid in total NIS 142.8 million at an average price of NIS 2.96 per share. Following the above acquisitions PCH and IC hold jointly 51.36% of ORL outstanding shares, as PCH holdings increased to 232.26 million shares that represent 11.61% of ORL outstanding shares. IC holdings increased to 794.98 million shares that represent 39.75% of ORL outstanding shares.

Note that as of the date of approval of statements, the company holds ORL shares as securities available for sale, since pending approval of control or holding of means of control to the extent requiring approval (24% and higher), as the case may be, implementation of rights in ORL by virtue of the shares acquired would not be in effect, including on matters of dividend, appointment of directors and officers and voting rights at the General Meeting of ORL shareholders. Under legal definitions, pending approval by the Supervisor, the buyer shall avoid exercising any of the rights associated with (over a quarter of shares), including the right to appoint directors, voting rights at the General Meeting and the right to share in corporate incomes.

These restrictions are in addition to provisions of the Vital Interests Order and shall apply even if approval under the Vital Interests Order is granted, pending consent of the Anti-trust Supervisor.

12.3.	In February 2007 two officers of the company exercised options, 112,000 in total, for an exercise price of $3.7 per option, under the grant contract. As a result of the exercise, 112,000 shares have been added to the company’s issued capital. On the exercise date, Petrochemical Enterprises Ltd acquired, via its fully owned subsidiary, said shares from the officers.

12.4.	In December 2006 the Vision filed with the court a request to reduce its capital by $20 million. On January 29, 2007 Vision obtained court approval and on February 5, 2007 Vision paid $20 million in cash to its shareholders. The company received its share of $14.3 million from this distribution.

12.5.	After the balance sheet date, the company decided to discontinue its investment in the Dor Venture Capital fund (hereinafter: “Dor”) and not to realize its past commitment to invest $5 million ($3.6 million had been invented, leaving investments of $1.4 million).

Subsequent to this decision, company holdings in “Dor” are likely to be forfeited; therefore an investment of $660 thousand was reduced and recorded against other expenses.

12.6.	On March 20, 2007, the Audit Committee and the Board approved the engagement of the Company in a management agreement with Globecom Investments Ltd, (hereinafter – Globecom), a private company under the control of Mr. Eran Schwartz, according to which Globecom will render services by Mr. Eran Schwartz, as active chairman of the Company beginning on the commencement of his incumbency in July 2006, and subject to the approval of the shareholders at an extraordinary general meeting of the Company expected to take place on April 30, 2007 (hereinafter – the Management Agreement).

According to the management agreement, the scope of services will be determined in accordance with actual needs of the Company, and monthly aggregate cost to be paid by the Company for the services will be 100,900NIS (one hundred thousand nine hundred), linked to the customer prices index. In addition, Globecom is entitled to receive car, phone cell phone and the Grossed up of the tax in respect thereof. In addition, Globecom and Schwartz will receive exculpation, indemnification and insurance under similar terms of other office holders in the company. In addition, commencing on 2007, Globecom will be entitled every year to an annual bonus in accordance with the financial results of the Company with respect the that year, in an amount as decided by the audit committee and the board of the Company every year after the release of the annual financial reports of the Company (hereinafter: the “Annual Bonus”).

In any event, the annual bonus will not exceed an equal to 2% of the annual total profit before tax in accordance with the Company’s annual financial reports.

The general meeting that was convened for approving the terms of the Management Agreement is expected to take place on April 30, 2007.

—————————————— Eran Schwartz Chairman of the Board	—————————————— Yahel Shachar CEO